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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      ARRHYTHMIA RESEARCH TECHNOLOGY, INC.
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                                (Name of Issuer)

                          Common Stock, Par Value $.01
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                         (Title of Class of Securities)

                                    042698308
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                                 (CUSIP Number)

                                Mr. Julius Tabin
                          Fitch, Even, Tabin & Flannery
                      120 South LaSalle Street, Suite 1600
                             Chicago, Illinois 60603
                                 (312) 372-7842
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 14, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule
     13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including one original and all exhibits, should be filed with the Commission. See Rule
     13-d1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 042698308               SCHEDULE 13D                 PAGE 2 OF 3 PAGES
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  1.   Name of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only).
              Julius Tabin

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  2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [_]
          (b) [_]
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  3.   SEC Use Only

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  4.   Source of Funds (See Instructions)
                                              PF

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  5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)                                                          [_]

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  6.   Citizenship or Place of Organization

                                              U.S.

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                    7.  Sole Voting Power
                          138,824 Shares Common Stock, $.01 Par Value

  Number of        -------------------------------------------------------------
  Shares            8.  Shared Voting Power
  Beneficially
  by Owned by      -------------------------------------------------------------
  Each              9.  Sole Dispositive Power
  Reporting               138,824 Shares Common Stock, $.01 Par Value
  Person With
                   -------------------------------------------------------------
                    10. Shared Dispositive Power


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  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          138,824 Shares Common Stock, $.01 Par Value

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  12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]

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  13.  Percent of Class Represented by Amount in Row (11)
                                                                 5.1%

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  14.  Type of Reporting Person (See Instructions)
                                                                 IN

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*See Instructions before filling out.

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CUSIP NO. 042698308               SCHEDULE 13D                 PAGE 3 OF 3 PAGES
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Item 1.   Security and Issuer

     This statement relates to the $.01 Par Value Common Stock ("Common Stock") of Arrhythmia Research Technology, Inc. ("ART"), the principal executive offices of which are located at 25 Sawyer Passway, Fitchburg, Massachusetts 01420

Item 2.   Identity and Background

     (a)  Julius Tabin
     (b) Mr. Tabin's business address is Fitch, Even, Tabin & Flannery, 120 South LaSalle Street, Suite 1600, Chicago, IL 60603
     (c) Mr. Tabin's principal occupation is as a partner in the previous listed law firm.
     (d) Mr. Tabin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
     (e) Mr. Tabin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
     (f)  Mr. Tabin is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The Common Stock of ART acquired by Mr. Tabin has been purchased for an aggregate cash consideration of $158,236.14, utilizing personal funds.

Item 4.   Purpose of Transaction

          Mr. Tabin has purchased the Common Stock of ART for investment purposes.

Item 5.   Interest in Securities of the Issuer

        (a) The aggregate number of shares of Common Stock of ART beneficially owned by Mr. Tabin and the percentage which those shares are of the outstanding Common Stock of ART are as follows:
                  Julius Tabin    138,824 shares     5.1%
        (b) Mr. Tabin has the sole power to vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock listed in subpart (a) of this Item.
        (c) The following transactions in the Common Stock of ART were completed to attain 5% ownership:

              Amount of    Price /    Where and                    Amount of    Price /     Where and How
              ----------   -------    ---------                    ---------    -------     -------------
    Date      Securities    Share    How Effected        Date      Securities    Share        Effected
    ----      ----------    -----    ------------        ----      ----------    -----        --------
  11/06/87       15,000*               Initial          10/08/98       3,200    $1.0625      Open Market
  03/08/88                  3:2      Rev Stk Split      10/13/98       8,000    $1.0625      Open Market
  07/21/88        4,809*                                10/15/98         200    $1.0625      Open Market
  05/23/89          566*                                10/23/98       1,700    $1.0625      Open Market
  09/06/89                  2:1      Rev Stk Split      10/27/98       6,700    $1.0625      Open Market
  08/06/90                  2:1      Rev Stk Split      10/28/98         200    $1.0625
  03/01/95        8,103    $1.88     Open Market        04/23/99       8,333    $1.0000   Comp.for Dir.Svcs
  08/27/97       20,400    $1.88     Open Market        05/10/00       4,103    $1.5000   Comp.for Dir.Svcs
  09/02/97        6,500    $1.88     Open Market        01/10/02       8,000    $1.0625     Exercise Opts
  09/03/97        3,100    $1.88     Open Market
                 * Reverse split adjusted quantity

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Tabin does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of ART, including but not limited to transfer or voting of any securities of ART, finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies.

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2002  /s/ Julius Tabin
                          ----------------
                          Julius Tabin